PRYOR CASHMAN LLP

410 PARK AVENUE, NEW YORK, NEW YORK 10022-4441

TELEPHONE:    (212) 421-4100

FAX:    (212) 326-0806

EMAIL:    FIRM@PRYORCASHMAN.COM

WRITER'S DIRECT DIAL: (212) 326-0846

WRITER'S EMAIL:
 ehellige@pryorcashman.com

June 12, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Filing Desk Division of Corporate Finance

Re:	Zhongpin, Inc. Post Effective Amendment No. 1 to the Registration Statementon Form S-3 Filed May 21, 2009 File No. 333-151136

Ladies and Gentlemen:

On behalf of Zhongpin Inc., a corporation organized under the laws of the State of Delaware (the “Company”), and in connection with the registration of the resale of up to 7,652,530 shares of the Company’s common stock, par value $.001 per share, we hereby file by EDGAR transmission (i) a copy of Post Effective Amendment No. 2  (“Amendment No. 2”) to the Registration Statement on Form S-3 originally filed with the Securities and Exchange Commission (the “Commission”) on May 22, 2008 (the “Registration Statement”) and (ii) a copy of Amendment No. 2 marked to indicate the changes from Post Effective Amendment No. 1 to the Registration Statement on Form S-3 filed with the Commission on May 21, 2009 (“Amendment No. 1”).  This letter contains our response to the letter of the Staff dated June 5, 2009 furnishing the comment of the Commission on Amendment No. 1.  The numbered response below corresponds to the numbered paragraph of such comment letter.
.

Response

1.           With the consent of Roth Capital Partners, LLC (“Roth Capital”), a registered broker-dealer and stockholder of the Company, we have removed Roth Capital as a selling stockholder from Amendment No. 2.  Accordingly, we respectfully submit that the comment of the Staff is inapplicable at this time.

*           *           *           *

Securities and Exchange Commission
June 12, 2009

In connection with responding to the Staff’s comments, we, on behalf of the Company, acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that it has fully responded to the comment of the Commission, and the Company requests that the review of Amendment No. 2 be handled on an expedited basis.  If the Commission has any questions or further comments, the Company respectfully requests that such comments be directed to the undersigned as soon as practicable as the Company would like to have the Registration Statement, as amended, declared effective by the
Commission as soon as practicable.  The undersigned would welcome the opportunity to discuss such questions or comments (or discuss further the Company’s response) in advance of any written response of the Commission.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:           Mr. Xianfu Zhu
Chief Executive Officer
Mr. Warren Wang
Chief Financial Officer